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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
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                                  SCHEDULE TO
                       (AMENDMENT NO. 2--FINAL AMENDMENT)

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          URBAN SHOPPING CENTERS, INC.

                       (Name of Subject Company (Issuer))

                           RODAMCO NORTH AMERICA N.V.
                           RODAMCO NORTH AMERICA B.V.
                           HEXALON REAL ESTATE, INC.
                             HEAD ACQUISITION, L.P.
                             HEAD ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

                         ------------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                  917060 10 5
                     (CUSIP Number of Class of Securities)

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                                 GERALD E. EGAN
                            CHIEF EXECUTIVE OFFICER
                           HEXALON REAL ESTATE, INC.
                     950 EAST PACES FERRY ROAD, SUITE 2275
                             ATLANTA, GEORGIA 30326
                           TELEPHONE: (404) 266-1002

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
                         ------------------------------

                                                      COPIES TO:

        STEVEN J. GAVIN, ESQ.                  CHARLES W. MULANEY, JR.                EDWARD J. SCHNEIDMAN, ESQ.
           WINSTON & STRAWN                 SKADDEN, ARPS, SLATE, MEAGHER                MAYER, BROWN & PLATT
         35 WEST WACKER DRIVE                     & FLOM (ILLINOIS)                    190 SOUTH LASALLE STREET
       CHICAGO, ILLINOIS 60601                  333 WEST WACKER DRIVE                  CHICAGO, ILLINOIS 60603
      TELEPHONE: (312) 558-5600                CHICAGO, ILLINOIS 60606                TELEPHONE: (312) 782-0600
                                              TELEPHONE: (312) 407-0700

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                           CALCULATION OF FILING FEE

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                 TRANSACTION VALUATION*                                          AMOUNT OF FILING FEE
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
                   $1,054,169,664.00                                                 $210,834.00

* Estimated for purposes of calculating the amount of filing fee only. This calculation assumes the purchase of all outstanding shares of Urban Shopping Centers, Inc.'s stock at a price per share of $48.00 in cash. As of September 25, 2000, there were issued and outstanding (i) 17,781,018 shares of common stock, par value $.01 per share, (ii) 407,935 shares of unit voting common stock, par value $.01 per share, (iii) 2,999,400 shares of Series A cumulative convertible redeemable preferred stock, par value $.01 per share, and (iv) 773,515 shares of Series B cumulative convertible redeemable preferred stock, par value $.01 per share. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the transaction valuation.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $210,834.

Form or Registration No.: Schedule TO (File No. 005-42973).

Filing Party: Rodamco North America N.V.; Rodamco North America B.V.; Hexalon
              Real Estate, Inc.; Head Acquisition, L.P.; and Head Acquisition Corp.

Date Filed: October 2, 2000.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

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    Rodamco North America N.V., Rodamco North America B.V., Hexalon Real
Estate, Inc., Head Acquisition, L.P. ("Head Acquisition LP") and Head Acquisition Corp. hereby amend and supplement their Tender Offer Statement on Schedule TO, filed on October 2, 2000 (the "Schedule TO"), with respect to Head Acquisition LP's Offer for all of the issued and outstanding (i) Public Common Shares, including the associated Rights, (ii) Unit Voting Shares, including the associated Rights, (iii) Series A Preferred Shares and (iv) Series B Preferred Shares of Urban Shopping Centers, Inc., as set forth in this Amendment No. 2. Unless otherwise indicated, all capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Schedule TO.

ITEMS 1 THROUGH 9, 11 AND 12.

    Items 1 through 9, 11 and 12 of the Schedule TO are hereby amended and supplemented by adding thereto the following:

    The Offer expired at 12:00 midnight, New York City time, on Monday, October 30, 2000. Pursuant to the Offer, based on a report from the Depositary for the Offer, Head Acquisition Corp accepted for payment 19,995,710 Common Shares (including 407,935 Unit Voting Shares), 2,999,400 Series A Preferred Shares and 773,515 Series B Preferred Shares, representing approximately 96.7% of the outstanding Common Shares (including 2,864,913 Public Common Shares and 103,190 Unit Voting Shares subject to guarantees of delivery) and 100% of the outstanding Preferred Shares.

    On October 31, 2000, Rodamco NV issued a press release announcing the results of the Offer. The full text of the press release is attached as Exhibit (a)(10) hereto and is incorporated herein by reference.

    Item 12 is hereby further amended and supplemented to add the following exhibits:

(a)(9) Assignment and Assumption Agreement, dated as of October 31, 2000, between Head Acquisition, L.P. and Head Acquisition Corp.

(a)(10) Text of Rodamco North America N.V.'s October 31, 2000 press release announcing the results of the Offer.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

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
                                                       RODAMCO NORTH AMERICA N.V.

                                                       By:     /s/ DANIEL S. WEAVER

                                                       Name:   Daniel S. Weaver

                                                       Title:  Managing Director and Chief Financial
                                                               Officer

                                                       Dated:  October 31, 2000
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    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       RODAMCO NORTH AMERICA B.V.

                                                       By:     /s/ DANIEL S. WEAVER

                                                       Name:   Daniel S. Weaver

                                                       Title:  Managing Director

                                                       Dated:  October 31, 2000

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       HEXALON REAL ESTATE, INC.

                                                       By:     /s/ DANIEL S. WEAVER

                                                       Name:   Daniel S. Weaver

                                                       Title:  Vice President

                                                       Dated:  October 31, 2000

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    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       HEAD ACQUISITION, L.P.

                                                       By:     HEXALON REAL ESTATE, INC.,
                                                               its General Partner

                                                       By:     /s/ Daniel S. Weaver

                                                       Name:   Daniel S. Weaver

                                                       Title:  Vice President

                                                       Dated:  October 31, 2000

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       HEAD ACQUISITION CORP.

                                                       By:     /s/ Daniel S. Weaver

                                                       Name:   Daniel S. Weaver

                                                       Title:  Secretary, Treasurer and Vice President

                                                       Dated:  October 31, 2000

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